UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Text of email to Convio, Inc. employees from Gene Austin, CEO.

Convions,

Earlier today, Blackbaud and Convio jointly announced that Blackbaud has entered into a definitive agreement with Convio to acquire Convio in a cash tender offer for $16.00 per share, or approximately $325 million, a 49% premium over our current market value. I am sure that many of you were surprised by this development given our history of innovation and independence. The fact is, however, that our two companies have a common vision for the future and very complementary strengths.

Both Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. This acquisition combines our strengths to accomplish a common mission – to make multi - channel supporter engagement a reality – at a faster pace than either of us could achieve separately.

We believe that nonprofit supporters are multi - channel and our solutions must be designed to deliver optimum engagement. Convio’s online strengths complement Blackbaud’s experience to better serve enterprise and mid-market nonprofit organizations.

We believe that subscription and cloud-based solutions will become the preferred model for a growing part of the nonprofit sector. Blackbaud is proud to offer on-premise and cloud-based solutions, and Convio’s success in the cloud accelerates Blackbaud’s offerings and expertise in this area.

Lastly, we can provide the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.

Over the course of the next days and weeks you will have many questions. For regulatory reasons, we must continue to operate as two separate companies and continue to compete until the transaction closes, so we will not be able to answer some questions until then. We will do our best to keep communications constant and current. We will also be sharing information on integration teams that are forming, their processes for decision making, and their timelines to make these key decisions that we know are important to all of us. Please refer to the attachments in this email for further information.

I will be holding an all hands conference call today, Tuesday, at 10 am CST. You will receive a meeting notice shortly for that call with dial in instructions. Tomorrow, Wednesday, please plan to join Marc Chardon, the CEO of Blackbaud, and me for an in person All Hands Meeting at 10:00 CST. For employees in Austin, we will be meeting at the Westin. Instructions for accessing the call will be sent to you later this morning.

Today we mark another major milestone in Convio’s history and I am excited about the opportunity our new relationship provides our customers, our shareholders, and our employees. I look forward to a bright future for this new combined entity and I hope you will join me in being a part of the new Blackbaud.

Gene

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The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

FAQ attachment to email to Convio, Inc. employees from Gene Austin, CEO.

Convio Employees FAQs

January 17, 2012

Why is Blackbaud acquiring Convio?

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. This acquisition combines our strengths to accomplish a common mission – to make multi-channel supporter engagement a reality – at a faster pace than either of us could achieve separately.

What are the financial details of the acquisition?

Blackbaud publicly announced that it has entered into a definitive agreement with Convio to acquire Convio in a cash tender offer for $16.00 per share, or approximately $325 million.

What is the focus and mission of the combined companies?

We believe nonprofit supporters are multi-channel – receiving messages, donating, advocating across websites, direct mail, email, events, mobile, social networks, and in person – and our solutions must be designed to deliver optimum engagement. Convio’s online strengths complement Blackbaud’s experience to better serve enterprise and mid-market nonprofit organizations.

We believe subscription and cloud-based solutions will become the preferred model for a growing part of the nonprofit sector. Blackbaud is proud to offer on-premise and cloud-based solutions, and Convio’s success in the cloud accelerates Blackbaud’s position and expertise in this area.

We believe nonprofits are better served by software and services designed and tailored to their unique needs by nonprofit experts. We have a big market to tackle – together.

We believe we will provide the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.

Together, we will be focused on ensuring our customers can say, “Because of Blackbaud, I spend more time advancing my mission.”

When will the acquisition become effective?

We hope to complete the acquisition within 30 to 45 days. However, the acquisition is subject to US regulatory approvals, tender of the requisite number of shares by Convio’s stockholders and other closing conditions set forth in the merger agreement.

What should I be doing prior to the acquisition being completed?

It is imperative that you understand that until this transaction closes, we must continue to operate and compete like two separate, independent companies. As a Convio employee, you are expected to perform your typical responsibilities and conduct business as usual.

What information and communication can I share publically?

A joint press release was issued by Blackbaud at 6:30am ET on January 17, 2012. This is the only information that can be publically shared by you until the transaction is closed. You can find this release in the Investor Relations section of our website at www.convio.com

Please direct any media inquiries to Convio’s Director of Corporate Communications: Karoline McLaughlin, 512.652.7865.

As an fyi, Convio customers and partners will receive an email correspondence from Gene at 9am CT on January 17, 2012 that includes respective FAQs, as well as some customers and partners will receive a phone call from a Convio executive. We are also conducting a customer conference call from 3-3:30pm CT and a partner customer call from 3:30-4pm CT on January 17, 2012.

How are the integration decisions being made?

While many of the details of the acquisition have yet to be finalized, there are integration teams representing the leadership and others in the organizations that will participate in this effort. The integration teams will be announced soon and will be formed around each functional area of the business, and these teams will be led by and comprised of people from Blackbaud and Convio.

What will the organizational structure look like?

Because we both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, decisions on people cannot be completely determined. What we can tell you is the specifics around the integration teams and their planning, and how those decisions will be made.

What is happening to the Convio executive team?

It is expected that the majority of the management team will play significant roles in the new company.

What will happen to Convio customers and partners?

Nothing is changing right now – it is business as usual and that is what we are communicating to Convio customers and partners. We will keep selling, servicing and supporting them now like we always have, and that is what they will expect from us.

What will happen to Convio’s Austin HQ?

Blackbaud views the Austin area as a technology hub and intends to make Austin a major center for the combined company’s R&D programs. The Austin office will continue to grow and be developed over the long-term.

Will any of Convio’s remote offices be affected/shut down?

Because we both must operate as two separate, independent and competitive entities until the deal has been approved and finalized, decisions on office locations cannot be completely determined. What we can tell you is the specifics around the integration teams and their planning, and how those decisions will be made.

When will I know whether or not I have a job?

We do not expect a widespread elimination of positions at Convio, but employees will be informed of the status of their employment as soon as reasonably possible following this review.

A transition team consisting of Blackbaud and Convio management personnel will work together to formulate the new organization. While there will be the need to eliminate redundancies between the two companies, the transition team will be taking into consideration both entities vs. just focusing on Convio.

What should I be doing during the integration period after the acquisition is completed?

All Convio employees should continue fulfilling their current day-to-day responsibilities. You might be involved in integration planning during this time. Your cooperation and support are greatly appreciated as we all work together to make the integration process as smooth as possible.

Will my compensation change?

As part of the integration planning we will review how Convio’s compensation plans compare with Blackbaud’s. We may make changes over time as we integrate the teams. Blackbaud has a great track record of treating acquired employees very fairly.

What will happen to my Convio benefits (i.e., medical, dental, vision, 401K, PTO, VTO, etc.)?

Convio employees will continue to be covered by Convio benefits through the end of the year. Blackbaud has very similar benefits to Convio and also conducts open enrollment in Q4. At that time, you will be able to elect Blackbaud benefits.

What will happen to my options or RSU’s?

Your vested options and vested RSU’s will be converted to cash based upon the $16 per share deal price. Your unvested options and RSU’s will be assumed by Blackbaud and converted into Blackbaud options and RSU’s through a formula based on the $16 per share deal price.

What about merit increases this year?

Convio will provide merit increases in March as our normal business practice.

Will we get paid our 2011 2H bonuses?

Yes, we will pay out bonuses on February 15, 2012.

Convio products overlap a lot with Blackbaud’s offerings. Are we going to sell both of them in the market?

How will product rationalization be performed?

Because we both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, decisions on products cannot be completely determined. The integration teams representing the leadership and others in the organization will participate in these key decisions and do their best to keep communications constant and current.

Are we still selling against Blackbaud in new deals or renewals?

Yes, SELL Convio! We both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, so it is business as usual.

Can I reach out to Blackbaud employees?

Again, we both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, so it is business as usual. Once the transaction is approved, you will receive further communication on this from the integration teams or your manager.

Who should be contacted if I have additional questions?

Your manager is the first person you should contact with additional questions. They may not have an immediate answer, but they will provide what information they do have and seek more details as appropriate. A series of additional communications and details regarding the acquisition will be made available to you as soon as reasonably possible.

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The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

FAQ to Convio, Inc. customers from Gene Austin, CEO

Convio Customers FAQs

January 17, 2012

Why is Blackbaud acquiring Convio?

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. This acquisition combines our strengths to accomplish a common mission – to make multi-channel supporter engagement a reality – at a faster pace than either of us could achieve separately.

What is the focus and mission of the combined companies?

We believe nonprofit supporters are multi-channel – receiving messages, donating, advocating across websites, direct mail, email, events, mobile, social networks, and in person – and our solutions must be designed to deliver optimum engagement. Convio’s online strengths complement Blackbaud’s experience to better serve enterprise and mid-market nonprofit organizations.

We believe subscription and cloud-based solutions will become the preferred model for a growing part of the nonprofit sector. Blackbaud is proud to offer on-premise and cloud-based solutions, and Convio’s success in the cloud accelerates Blackbaud’s offerings and expertise in this area.

We believe nonprofits are better served by software and services designed and tailored to their unique needs by nonprofit experts. We have a big market to tackle – together.

We believe we will provide the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.

Together, we will be focused on ensuring our customers can say, “Because of Blackbaud, I spend more time advancing my mission.”

When will the acquisition become effective?

We hope to complete the acquisition within 30 to 45 days. However, the acquisition is subject to US regulatory approvals, tender of the requisite number of shares by Convio’s stockholders and other closing conditions set forth in the merger agreement.

How are the integration decisions being made?

While many of the details of the acquisition have yet to be finalized, there are integration teams representing the leadership and others in the organizations that will participate in this effort. The integration teams will be announced soon and will be formed around each functional area of the business, and these teams will be led by and comprised of people from Blackbaud and Convio.

What will the organizational structure look like?

Because we both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, decisions on people and products cannot be completely determined. What we can tell you is the specifics around the integration teams and their planning, and how those decisions will be made.

What will happen to Convio’s Austin HQ?

Blackbaud views the Austin area as a technology hub and intends to make Austin a major center for the combined company’s R&D programs. The Austin office will continue to grow and be developed over the long-term.

What will happen to us as a Convio customer?

Nothing is changing right now – it is business as usual. All of the same contacts you usually interface with, including your account manager, your sales account executive and the Convio Support team, remain the same. We will continue to service your account as we always have.

Who should be contacted if I have additional questions?

You should contact your primary Convio representative. They may not have an answer to your particular question, but they will provide what information they do have and seek more details as appropriate. A series of additional communications and details regarding the acquisition will be made available to you as soon as reasonably possible.

The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

FAQ to Convio, Inc. partners from Gene Austin, CEO

Convio Partners FAQs

January 17, 2012

Why is Blackbaud acquiring Convio?

Blackbaud and Convio share the belief that fully engaged supporters drive maximum value for nonprofit organizations. This acquisition combines our strengths to accomplish a common mission – to make multi-channel supporter engagement a reality – at a faster pace than either of us could achieve separately.

What is the focus and mission of the combined companies?

We believe nonprofit supporters are multi-channel – receiving messages, donating, advocating across websites, direct mail, email, events, mobile, social networks, and in person – and our solutions must be designed to deliver optimum engagement. Convio’s online strengths complement Blackbaud’s experience to better serve enterprise and mid-market nonprofit organizations.

We believe subscription and cloud-based solutions will become the preferred model for a growing part of the nonprofit sector. Blackbaud is proud to offer on-premise and cloud-based solutions, and Convio’s success in the cloud accelerates Blackbaud’s offerings and expertise in this area.

We believe nonprofits are better served by software and services designed and tailored to their unique needs by nonprofit experts. We have a big market to tackle – together.

We believe we will provide the best place to work for people who want to help millions of nonprofits excel in fundraising through mission delivery.

Together, we will be focused on ensuring our customers can say, “Because of Blackbaud, I spend more time advancing my mission.”

When will the acquisition become effective?

We hope to complete the acquisition within 30 to 45 days. However, the acquisition is subject to US regulatory approvals, tender of the requisite number of shares by Convio’s stockholders and other closing conditions set forth in the merger agreement.

How are the integration decisions being made?

While many of the details of the acquisition have yet to be finalized, there are integration teams representing the leadership and others in the organizations that will participate in this effort. The integration teams will be announced soon and will be formed around each functional area of the business, and these teams will be led by and comprised of people from Blackbaud and Convio.

What will the organizational structure look like?

Because we both must operate as two separate, independent and competitive entities until the transaction has been approved and finalized, decisions on people and products cannot be completely determined. What we can tell you is the specifics around the integration teams and their planning, and how those decisions will be made.

What will happen to Convio’s Austin HQ?

Blackbaud views the Austin area as a technology hub and intends to make Austin a major center for the combined company’s R&D programs. The Austin office will continue to grow and be developed over the long-term.

What will happen to us as a Convio partner?

Nothing is changing right now – it is business as usual. All of the same contacts you interface with, including the Convio Channel team, the CSP team and the Support Team, remain the same. We will continue to service your account as we always have.

Who should be contacted if I have additional questions?

You should contact your primary Convio representative. They may not have an answer to your particular question, but they will provide what information they do have and seek more details as appropriate. A series of additional communications and details regarding the acquisition will be made available to you as soon as reasonably possible.

The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Text of email to Convio, Inc. employees from Marc Chardon, President and CEO of Blackbaud, Inc.

Convio team,

I wanted to share a few thoughts on today’s announcement with you, so I prepared a short video (link below) for that purpose. I know you have many questions and your management team has organized meetings throughout the day to answer as many as can be answered at this stage.

Thank you for your patience and participation as our two companies go through the regulatory process necessary for completing the proposed acquisition. I look forward to the day when I can welcome you to the Blackbaud team.

/s/ Marc E Chardon
Marc E Chardon
President and Chief Executive Officer
Blackbaud, Inc.

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Notice to Investors

The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Transcript of video sent to Convio, Inc. employees from Marc Chardon, President and CEO of Blackbaud, Inc.

Hello, I’m Marc Chardon, President and CEO of Blackbaud and I’m delighted to have an opportunity today to spend some time with you and share some thoughts on the announcement. You know, first and foremost, I hope you take an opportunity to really reflect on and appreciate all that you’ve done, the value that you’ve built over the past several years. After all, we’re acquiring Convio based on all of the great value that you have created in this world. You know, we have a lot to learn from you, we have a lot to learn from you about on-line fundraising, we have a lot to learn from you about product design in an open cloud environment, partnerships, I mean the salesforce partnership is absolutely spectacular. We have a great opportunity to bring our products together to make our customers even more successful in making the world a better place. We share common values as organizations and as people. I’m really very pleased to be able to look forward to bringing those things together. Now, if you’re like me, you’re probably impatient to just get on with it, unfortunately, acquisitions of public companies come with a whole bunch of constraints and we have to be very careful to realize that between the period of this announcement and when the companies actually come together, we need to continue to compete and act as independent entities, just as if the deal weren’t happening. What we can do over the next couple weeks is to put together a team of people to do as much integration planning as possible, so that when the deal closes, we can do it as smoothly and as effectively as possible. We will be naming people to those teams over the next couple of weeks and we’ll keep you informed as we move forward. One thing I can tell you today, is that we’re very excited at the prospect of having a strategic site in Austin. Milken research tells us that it’s the number four city in the country for technology companies, technology talent. It’s absolutely strategic for a growing company like Blackbaud, and a growing pair of companies like Blackbaud and Convio to be able to source talent wherever it is most likely to be found and where the best talent is. In closing, let me just remind you that what we are doing today is announcing the intent to acquire Convio. Now, all of us wish that we could get past this whole process and simply be able to bring the two companies together today. However, there are a lot of steps between now and then, many of them are in our control, some of them are not. We fully expect to be able to bring the merger together in the first quarter of this calendar year and I’m looking forward to being able to welcome you to the Blackbaud family and working together in order to satisfy our customers and help them make the world a better place.

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Notice to Investors

The tender offer for the outstanding shares of common stock of Convio, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Convio will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Convio stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (800) 868-1391 (banks and brokers call (212) 440-9800), from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Convio (with respect to documents filed by Convio with the SEC) by going to the Investor Relations section of Convio’s website at www.convio.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.